United States securities and exchange commission logo





                              May 3, 2021

       Luis Merchan
       Chief Executive Officer
       Flora Growth Corp.
       65 Queen Street West, Suite 900
       Toronto, Ontario M5H 2M5

                                                        Re: Flora Growth Corp.
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed April 21,
2021
                                                            File No. 333-252996

       Dear Mr. Merchan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 Amendment No. 4 filed April 21, 2021

       Capitalization, page 43

   1. Please revise the reference to your consolidated financial statements for the year ended
                                                        December 31, 2020 being
"unaudited".
   2. Please provide a column to the capitalization table that will present pro forma, on an as adjusted basis.
 Luis Merchan
FirstName  LastNameLuis Merchan
Flora Growth  Corp.
Comapany
May  3, 2021NameFlora Growth Corp.
May 3,
Page 2 2021 Page 2
FirstName LastName
       You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Rebecca G. DiStefano, Esq.